May 21, 2018

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on April 20, 2018

File No. 024-10801

Dear Mr. Shainess,

This letter is in response to your letter dated May 16, 2018.

Question 1: please see subscription agreement that is listed as exhibit 4.1 with reference to Florida & New York removed from filing.

Question 2: We entered into a marketing agreement where Troptions Corp who was going to promote our landline telephone service; the promotions Troptions conducted produced no results to the company. The company disclosed the value of the Troptions at that moment in time in the 9/30/17 quarterly report. Later, the company determined the value of the agreement was virtually insignificant to the company. The company issued a revised 9/30/17 quarterly report with OTC Markets on 2/1/18. None of the press releases were issued by the company they were all issued by Troptions Corporation.

We have taken a very conservative approach to the valuation of the Troptions. When we entered into the agreement with Troptions Corporation, the value at that moment in time was $0.13 cents per Troptions. On or about December 2017 the value had dropped to $0.0038. The web site we used to check the value of Troptions https://xchain.io.

We recognize the various position the commission has taken concerning bit-coins. We believe a conservative valuation is the best approach when valuing Troptions. There can be no assurance that the Company can sell its Troptions for cash.

Question 3: please see amendment 4, the signature page lists Mr. George as President & CEO.

Question 4: please see Part 2, Item 16, “Exhibits.” The exhibits are renumbered and made reference to EDGAR filing on or about May 16, 2018.

Thank you,

/s/ Norman George

Mr. Norman George

President & CEO